[JONES DAY LETTERHEAD]

June 12, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4546

Washington, D.C.  20549

Re:      Macy’s, Inc.
                       Form 10-K for the Fiscal Year Ended February 1, 2014
                       Filed April 2, 2014
                       Response dated June 4, 2014
                       File Number 001-13536

Dear Ms. Thompson:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated June 10, 2014 containing a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”).

The text of the Staff’s comment and the Company’s response are set forth below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.         We note your response to the fourth bullet point of comment 1 from our letter dated May 29, 2014.  We will not object to your presentation of comparable sales growth including the impact of growth in comparable sales of departments licensed to third parties, as seen on page 16 of your Form 10-K and in your annual and interim earnings releases, provided that each time you present this metric you include a footnote to this metric clearly stating that commissions from departments licensed to third parties are immaterial or quantifying commission revenue.  We believe it is important to provide your investors with a balanced discussion of the metrics you present.  Such a balanced discussion should clearly correlate the metric presented to its impact on your results of operations.  We believe this provides important context necessary for your investors to understand the metric.  Please confirm to us that if you present this metric in future periodic reports or earnings releases, you will include the requested disclosure as a footnote to this metric.

Response: The Company confirms to the Staff that if the Company presents the referenced metric in future periodic reports or earnings releases it will include the requested disclosure either in a footnote to the referenced metric or otherwise in close proximity to the referenced metric.  In this regard, the Company proposes to use language similar to the following:  “The Company believes that the amounts of commissions earned on licensed department sales are immaterial to its results of operations for the periods presented.”

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The Company hereby acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Jim Allegretto, United States Securities and Exchange Commission
            Karen M. Hoguet, Macy’s, Inc.
            Joel A. Belsky, Macy’s, Inc.
            Dennis J. Broderick, Macy’s, Inc.
            Linda J. Balicki, Macy’s, Inc.
            John Atkinson, KPMG LLP
            Scott Flynn, KPMG LLP